INTEGER HOLDINGS CORPORATION
INCENTIVE COMPENSATION RECOUPMENT POLICY
(Adopted August 6, 2013; Amended and Restated December 1, 2023)

I. INTRODUCTION
The Board of Directors (the “Board”) of Integer Holdings Corporation. (the “Company”) has determined that it is in the best interests of the Company to adopt a policy (this “Policy”) providing for the Company’s recoupment of incentive compensation paid to Covered Associates of the Company. In cases of a financial statement restatement, the Board may (or in the case of Executive Officers, shall) recoup incentive compensation which was received based upon the achievement of financial results to the extent that the amount of such compensation would have been lower had it been determined on the restated amounts. Subject to limited discretion as described below in this Policy, seeking recoupment is mandatory in the case of Executive Officers.

II. DEFINITIONS
For purposes of this Policy, the following terms shall have the meanings set forth below:

“Compensation Committee” shall mean the Compensation and Organization Committee of the Board.

“Covered Associates” shall mean current and former employees in job grades M5 (Senior Director or equivalent) and above, which includes Executive Officers.
“Executive Officers” shall mean the Company’s current and former Section 16 Executive Officers.

“Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation actually received in excess of Incentive Compensation that would have been received had the compensation been determined based on the restated amounts (as computed without regard to any taxes paid).

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive Compensation” shall mean awards and any compensation granted, earned or vested, based wholly or in part upon the attainment of any Financial Reporting Measure. Incentive Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the compensation award is attained, even if the payment or grant of the compensation occurs after the end of that period.

“Recoupment Laws” shall mean Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the associated regulations promulgated by the Securities and Exchange Commission, and the related listing standards of the New York Stock Exchange (“NYSE”).

“Restatement” shall mean a restatement of the Company’s financial statements, whether material to previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, due to the non-compliance with any financial reporting requirements under the securities laws. Restatements due to (a) a change in applicable accounting rules or interpretations, (b) reclassification due to a discontinued operation; (c) application of a change in reporting entity or revision of segment information from structural changes or reorganization of entities under common control; and (d) revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure shall not constitute a Restatement.

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the issuer is required to prepare a Restatement, or (ii) the date of court, regulator or other legally authorized body directs the issuer to prepare a Restatement.

III. RECOUPMENT OF INCENTIVE COMPENSATION
In the event of a Restatement, the Board will review all Incentive Compensation Received during the applicable time period and reasonably promptly calculate the amount of Erroneously Awarded Compensation as a result of such Restatement. The Incentive-Based Compensation subject to clawback is the Erroneously Awarded Compensation that was Received during the three completed fiscal years immediately preceding the Restatement Date (or such other period as required by the Recoupment Laws, such as in case of a change in the Company’s fiscal year), provided that the person served as an Executive Officer at any time during the performance period applicable to the Erroneously Awarded Compensation in question. Notwithstanding the foregoing, the Policy shall only apply if the Erroneously Awarded Compensation is Received (1) while the Company has a class of securities listed on a national securities exchange/association and (2) on or after October 2, 2023.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

The Board will reasonably promptly seek to recoup Erroneously Awarded Compensation Received by Executive Officers unless (a) the direct costs paid to a third party (such as reasonable legal expenses and consulting fees) to assist in enforcing recovery would exceed the erroneously awarded compensation amounts (before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE); (b) recovery would violate applicable foreign law, where that law was adopted prior to November 28, 2022 (before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and shall provide such opinion to the NYSE); or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. The Board may exercise discretion regarding how it recovers Erroneously Awarded Compensation from Executive Officers (in accordance with the Recoupment Laws) and any amounts sought that exceed the requirements of the Recoupment Laws. For Covered Associates other than Executive Officers, the Board retains discretion to recoup Erroneously Awarded Compensation.

To the extent of the Board’s discretion with respect to Covered Associates other than Executive Officers, and as permitted by applicable law, the Board may seek to recoup Erroneously Awarded Compensation received in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may prejudice the interests of the Company in any related proceeding or investigation, the reason for the Restatement, the cost to achieve recoupment of Incentive Compensation compared to the amount recoverable, and any other facts and circumstances it may deem appropriate), if and to the extent that (i) the Incentive Compensation was calculated or determined based upon the achievement of financial results or measures that were subsequently reduced due to a Restatement, and (ii) the Incentive Compensation that would have been paid or granted (or, in the case of equity-based compensation, vested) had the financial results or measures been properly reported would have been lower than the amount actually received.

IV. ACKNOWLEDGEMENT BY COVERED OFFICERS
Covered Associates shall acknowledge this Policy, but any failure by a Covered Associate to so acknowledge shall not preclude the application of this Policy.

V. DELEGATION; BINDING EFFECT OF DETERMINATIONS BY BOARD
The Board may delegate to the Compensation Committee all determinations to be made and actions to be taken by the Board under this Policy. Any determination made by the Board or the Compensation Committee under this Policy shall be final, binding and conclusive on all parties.
VI. LIMITATION ON PERIOD FOR RECOUPMENT
The Board is authorized to seek recoupment under Section III of this Policy only with respect to Incentive Compensation Received within the three-year fiscal period immediately prior to the Restatement Date (or such other period as required by the Recoupment Laws, such as in case of a change in the Company’s fiscal year).

VII. SOURCES OF RECOUPMENT
The Company is permitted to exercise discretion on the method of recovering excess incentive compensation. The Board is authorized to seek recoupment from the Covered Associates by recovery of prior Incentive Compensation awards (including proceeds from the sale or disposition of equity awards) by all lawful means, including cancellation or adjustment of outstanding Incentive Compensation awards and dividend payments, by offset of nonqualified deferred compensation or against other amounts otherwise payable by the Company to the Covered Associate, by reduction in future Incentive Compensation awards or other future pay, and by direct repayment.

VIII. GOVERNING LAW; SEVERABILITY
This Policy shall be governed by and construed in accordance with the internal laws of the State of Delaware. If any provision of this Policy or the application of any such provision to any Covered Associate shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

IX. NO IMPAIRMENT OF OTHER REMEDIES; INTERPRETATION
This Policy does not preclude the Company from taking any other action to enforce a Covered Associate’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings.

This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.

This Policy is intended to exceed the requirements of the Recoupment Laws, which shall govern its interpretation. To the extent this Policy is deemed inconsistent with the Recoupment Laws, this Policy shall be treated as retroactively amended to be compliant with them.

Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.